DURABLE

The Company

Durable Sustainability, Inc is a minority owned company with the focus on technology, to bring scalable solutions to the critical energy infrastructure problem for electric car dealers. In 18 years the EV charging infrastructure demand at car dealerships will become a $876 Billion industry by 2040.

Speed-to-market and scalability is the key to winning the red-hot electric car EV infrastructure race.

Industry Problems

Laws & Regs

New laws and regulations have pushed for a change from fossil fuels to electric cars. Manufacturers are producing electric vehicles and sending them to thousands of dealerships.

High Demand

Charging large volumes of EVs creates an extreme demand requiring 1,000s of charging stations at dealerships. Today only 1 in every 31 US dealers have a charging station.

By 2030 there will be millions of New Electric cars at dealerships across America with little ability to charge them.

Our Solution

Durable has selected the EV car dealership market as the most critical point of market entry and has streamlined a start-to-finish process to capture a major share of the market to electrify dealerships *Quickly*.

How We Make Money

Durable is the only full service start to finish EV infrastructure company for car dealers.

Revenue Sources

- Collect Location Data Using Aerial Robotics
- Dealer Infrastructure Engineering and Design
- Client Charging System Quotation
- Dealer Charging Station and Systems Installation
- Dealer Charging Systems Operations and Maintenance

Investment information at https://investdurable.com

Reasons to Invest

MARKET: Our go-to-market is laser focused on the highest EV sector in demand, 1,732 New Car Dealerships in the Southwestern United States.

SALES: Based on Durable's AGWS national marketing agreement, its current sales of $6,850,000 with Southern California Edison for 9 dealerships, we are set to have $26M in sales by Q4 2024.

INVEST: A Perfect time to invest in this $2.5B New Car Dealership Electric Vehicle infrastructure business that will grow 250% by 2030.

ROI: Investment of over $5,000 will earn an additional 10% bonus shares stackable up to 20% bonus shares before the closing of our $5M round Jan1 2023.

Seasoned team



Xavone Charles

Xavone has been in the construction & development industry for the last 10 years specializing in Public-Private-Partnerships (P3s) designed with net zero energy consumables (NZE) building methods.



Wilhelm Cashen

OEM automotive industry for over 45 years, building successful automotive vehicle production and OEM engineering, manufacturing, and technical services company.



Michael Smollin

Michael has a background in published research, UAVs, and practical AI. He provides the technology foundation to scan and design clean energy systems.



Chris Dawson

For the past 7 years, Chris has worked in the EV space at Tesla and more recently at Atlis Motor Vehicles.

CONTACT US: Xavone Charles xcharles@durable.energy https://durable.energy



Energy Suppliers	EVSE / EV Charger Manufacturer	Installation and Maintenance	ChargePoint Operators (CPOs)	e-Mobility Service Providers (eMSPs)	Electric Vehicle Owners
Energy production & utility companies - involved right from generating electricity to making it available for the use of EV charging purpose.	Design and development of charging station equipment based on customer's application-specific requirements such as public or private and AC level 1/2 or DC fast charging etc.	Specialized contractors or agencies working for site inspection, preparation, installation, repair, and maintenance.	Pure-play companies, largely responsible for setting up the usage prices, monitoring charge status, managing daily operations, and connecting chargers to the e-mobility service providers.	Their role is to offer end-users with seamless charging experience by managing the charging network, roaming across locations, and billing & payments services, etc.	End users utilizing public or private charging stations for overnight or fast charging needs

Pro-Forma Income Statement

Net Sales Summary							
Year	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-Year Sum**
EV Charging Units	28,137,118	52,439,653	107,178,682	229,360,662	484,116,915	892,512,304	1,793,745,335
Other Income	115,849	387,324	2,104,962	2,516,731	3,009,049	-	8,133,914
Subtotal Revenue	**28,252,967**	**52,826,977**	**109,283,644**	**231,877,393**	**487,125,963**	**892,512,304**	**1,801,879,249**
YoY Growth		***87.0%***	***106.9%***	***112.2%***	***110.1%***	***83.2%***	
Financial Summary							
(In USD)							
Cost of Goods & Sales	22,509,695	39,329,740	75,025,078	155,965,250	290,470,149	535,507,382	1,118,807,294
Gross Operating Profit	**5,743,272**	**13,497,237**	**34,258,566**	**75,912,142**	**196,655,815**	**357,004,922**	**683,071,955**
Gross Operating Margin %	***20.3%***	***25.5%***	***31.3%***	***32.7%***	***40.4%***	***40.0%***	***37.9%***
Operating Expenses							
Fixed Marketing	325,000	341,250	358,313	376,228	395,040	414,792	2,210,622
Variable Marketing	565,059	1,056,540	2,185,673	4,637,548	9,742,519	17,850,246	36,037,585
Fixed Payroll	1,130,820	1,243,902	1,368,292	1,505,121	1,655,634	1,821,197	8,724,966
SGA/OH/Fixed/Variable Expenses	501,362	815,947	1,529,436	3,070,027	6,269,213	11,345,549	23,531,534
Subtotal Expenses	**2,522,241**	**3,457,639**	**5,441,714**	**9,588,925**	**18,062,405**	**31,431,783**	**70,504,707**
EBITDA	**3,221,031**	**10,039,599**	**28,816,853**	**66,323,218**	**178,593,410**	**325,573,138**	**612,567,248**
EBITDA Margin %	***11.4%***	***19.0%***	***26.4%***	***28.6%***	***36.7%***	***36.5%***	***34.0%***
Tax (22% Net assumption - Final TBD)	(708,627)	(2,208,712)	(6,339,708)	(14,591,108)	(39,290,550)	(71,626,090)	(134,764,795)
Net Income	2,512,404	7,830,887	22,477,145	51,732,110	139,302,860	253,947,048	477,802,453
NP Margin %	***8.9%***	***14.8%***	***20.6%***	***22.3%***	***28.6%***	***28.5%***	***26.5%***
Depreciation (TBD)	-	-	-	-	-	-	-
Cash Flow Statement							
Net Income	**2,512,404**	**7,830,887**	**22,477,145**	**51,732,110**	**139,302,860**	**253,947,048**	**477,802,453**
Re-Investment/Growth/New Equip	-	-	-	-	-	-	-
Free Cash Flow	**2,512,404**	**7,830,887**	**22,477,145**	**51,732,110**	**139,302,860**	**253,947,048**	**477,802,453**
Return Summary							
Year	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**	**Year 6**	**6-Year Sum**
Long Term Debt Principle & Interest	-	-	-	-	-	-	-
Investor Payments	-	-	-	-	-	-	-
Capital Shareholders	**2,512,404**	**7,830,887**	**22,477,145**	**51,732,110**	**139,302,860**	**253,947,048**	**477,802,453**
							Multiple
Cumulative ROI							**95.56**

DURABLE



Xavone Charles

xcharles@durable.energy

https://investdurable.com

(702) 443-4512